EXHIBIT 99.1

BGS ACQUISITION CORP.
ENTERS INTO A DEFINITIVE AGREEMENT TO ACQUIRE BLACK DIAMOND HOLDINGS

New York, New York, June 27, 2013 – BGS Acquisition Corp. (NASDAQ:BGSC) (“BGS” or the “Company”) announced today that on June 26, 2013 it entered into a definitive agreement to complete a business combination with Black Diamond Holdings LLC (“Black Diamond”). BGS plans to acquire Black Diamond in an all-stock transaction which values Black Diamond at an equity value of $400,000,000.  The Company will file a form 6-K with the Securities and Exchange Commission providing additional information regarding the transaction this week. Pursuant to the Company’s Amended and Restated Articles of Association, the execution of the definitive agreement affords the Company a three month extension for completion of the business combination until September 26, 2013.

C&Co/PrinceRidge LLC acted as exclusive financial advisor to BGS, while Duane Morris LLP acted as BGS’ transaction counsel, and Ogier acted as BGS’ British Virgin Islands counsel. Messner Reeves LLP acted as Black Diamond’s counsel.

About BGS Acquisition Corp.
BGS Acquisition Corp. is a blank check company incorporated as a British Virgin Islands business company with limited liability, formed for the purpose of acquiring or merging with an operating business in the United States or Latin America.

About Black Diamond Holdings LLC
Black Diamond is a Denver, Colorado based diversified holding company with assets in a variety of sectors, including mining, healthcare, and technology.

Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," “anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

For additional information please contact:
Cesar Baez
Chief Executive Officer, BGS
cbaez@bgsc.us